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SECURI 04004977 IMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 1 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING __December 31, 2003__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American General Securities Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2727 Allen Parkway, Suite 290

(No. and Street)

Houston,	Texas	77019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lucille S. Martinez   (713) 831-3202

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – if individual, state last, first, middle name)

1201 Louisiana St., Suite 2900	Houston	TX	77002-5678
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 23 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Lucille S. Martinez _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American General Securities Incorporated _____ , as of December 31 _____, 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Vice President of Operations
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



American General Securities Incorporated

Consolidated Financial Statements and
Supplemental Schedules
December 31, 2003



PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors

To the Board of Directors and Stockholder of
American General Securities Incorporated

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of American General Securities Incorporated and subsidiaries (the "Company") at December 31, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2004

American General Securities Incorporated
Consolidated Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$ 11,908,637
Deposits held by clearing brokers, restricted	70,000
Receivable from clearing broker	497,274
Concessions receivable from product sponsors	2,077,855
Concessions receivable from affiliates	99,451
Accounts receivable from representatives	505,813
Accounts receivable from affiliates	214,042
Fixed assets, at cost (net of accumulated depreciation and amortization of $410,023)	183,495
Prepaid expenses and other assets	170,753
Total assets	$ 15,727,320

Liabilities and Stockholder's Equity

Liabilities

Payable to affiliates	$ 1,778,517
Commissions payable	4,158,528
Securities sold, not yet purchased, at market value	84,530
Income taxes payable	331,614
Accrued expenses and other liabilities	768,035
Total liabilities	7,121,224

Stockholder's equity

Common stock, $1 par value; 25,000 shares authorized, issued, and outstanding	25,000
Additional paid-in capital	7,100,855
Retained earnings	1,480,241
Total stockholder's equity	8,606,096
Total liabilities and stockholder's equity	$ 15,727,320

The accompanying notes are an integral part of these consolidated financial statements.

American General Securities Incorporated
Consolidated Statement of Operations
Year Ended December 31, 2003

Revenues

Concession revenue	$ 60,668,969
Concession revenue from affiliates	17,720,742
Product sponsor revenue sharing	1,336,084
Product sponsor revenue sharing from affiliates	982,424
Clearing revenue	337,269
Reimbursement of expense from affiliates	272,813
Investment income	155,097
Other income	296,719
Total revenues	81,770,117

Expenses

Commission expense	69,974,651
Employee compensation and benefits	4,890,856
Clearing expenses	248,050
Professional fees	574,790
Taxes, fees and licenses	580,561
Travel and business promotion expenses	273,247
Depreciation and amortization expense	94,425
General and administrative	3,851,173
Total expenses	80,487,753
Income before federal income taxes	1,282,364
Federal income tax expense	448,828
Net income	$ 833,536

The accompanying notes are an integral part of these consolidated financial statements.

American General Securities Incorporated
Consolidated Statement of Changes in Stockholder's Equity
Year Ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances at December 31, 2002	$ 25,000	$ 7,100,855	$ 646,705	$ 7,772,560
Net income	-	-	833,536	833,536
Balances at December 31, 2003	$ 25,000	$ 7,100,855	$ 1,480,241	$ 8,606,096

The accompanying notes are an integral part of these consolidated financial statements.

Operating activities

Net income	$	833,536
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization expense		94,425
Changes in assets and liabilities		
Concessions receivable from product sponsors		(13,601)
Concessions receivable from affiliates		2,032,371
Due from clearing broker		47,717
Accounts receivable from representatives		(115,665)
Accounts receivable from affiliates		(53,182)
Prepaid expenses and other assets		217,569
Commissions payable		(1,832,107)
Payable to affiliates		401,068
Income taxes payable		143,901
Accrued expenses and other liabilities		(71,440)
Deposits held by clearing brokers		25,000
Securities sold, not yet purchased		76,037
Net cash provided by operating activities		1,785,629

Investing activities

Purchase of furniture and equipment and capitalized software		(122,061)
Net cash used in investing activities		(122,061)
Net increase in cash and cash equivalents		1,663,568
Cash and cash equivalents at beginning of year		10,245,069
Cash and cash equivalents at end of year	$	11,908,637

Supplemental disclosure of cash flow information

Income taxes paid during the year	$	304,932

The accompanying notes are an integral part of these consolidated financial statements.

1. **Description of Business and Significant Accounting Policies**

    Nature of Business
    American General Securities Incorporated ("AGSI" or the "Company") is a wholly owned subsidiary of American General Equity Services Corporation ("AGESC" or the "Parent"), an indirect wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 as a general securities dealer and is authorized to transact business in all 50 states. The Company is also licensed as a registered investment advisor. The Company has clearing agreements with National Financial Services, Inc. and Pershing (the "Clearing Brokers") who carry the accounts of the Company on a fully disclosed basis. The Company does not hold customer funds or securities and, accordingly, is exempt from SEC Customer Protection Rule 15c3-3, subparagraph (k)(2)(i) as described in Supplemental Schedules II and III.

    The following is a summary of significant accounting policies which have been consistently followed in the preparation of the Company's financial statements.

    Consolidation Principles
    The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: American General Insurance Agency Incorporated ("AGIA"), American General Insurance Agency of Hawaii and American General Insurance Agency of Massachusetts. During 2003, American General Insurance Agency of Alabama, American General Insurance Agency of Georgia and American General Insurance Agency of Nevada was dissolved and their business transferred to AGIA. All significant intercompany transactions and accounts have been eliminated.

    Cash and Cash Equivalents
    Cash and cash equivalents include cash on hand and all highly liquid investments with maturities of 90 days or less when purchased.

    Income Taxes
    The Company and its subsidiaries are included in the filing of the consolidated federal income tax return with AGESC. The Company will be allowed to join in the filing of a consolidated federal income tax return with AIG and its affiliates beginning January 1, 2007. The Company's tax calculations are made as if the Company prepared a separate tax return; however, the Company may record a tax benefit for net operating losses, if such losses can be utilized in the consolidated return.

    Deferred income tax assets and liabilities are computed annually for the differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change in deferred tax assets and liabilities during the period.

    The Company files separate state and local income tax returns.

Revenue Recognition

Concessions revenue represents revenue earned on the sale of products distributed by the Company's registered representatives. Concession revenue and the related commission expense is recorded on a trade-date basis as securities transactions occur.

Clearing revenue represents fees earned from the Company's representatives for executing trades through one of the Clearing Brokers in excess of the fees charged to the Company by the Clearing Brokers. Clearing revenue is recorded on a trade-date basis as securities transactions occur.

Product sponsor revenue sharing represents revenue earned from various product sponsors for assets under management and/or product sales volume.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Management has determined that the fair value of the Company's financial instruments is equivalent to the carrying amount of such financial instruments as presented or disclosed in the financial statements.

Fixed Assets and Depreciation

Furniture and fixtures are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method based upon the estimated useful lives of the assets. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in earnings.

Securities

Securities sold, not yet purchased, consist of the Company's trading and investment accounts at market value.

2.   **Commitments and Contingencies**

The Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the Company cannot predict the outcomes of these legal proceedings, the Company's management does not believe these actions will have a material adverse effect on the Company's financial position, results of operations, or liquidity.

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

3.   **Deposits Held by Clearing Brokers**

Under the terms of the clearing agreements between the Company and the Clearing Brokers, the Company is required to maintain a certain level of cash or securities on deposit with the Clearing Brokers. Should the Clearing Brokers suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the Clearing Brokers. The Company has funds invested in a money market account on deposit with the Clearing Brokers to meet this requirement. As of December 31, 2003, there were no amounts owed to the Clearing Brokers by these customers.

4.   **Liabilities Subordinated to Claims of General Creditors**

The Company had no subordinated liabilities during the year ended December 31, 2003. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2003.

5.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $7,227,251 which was $6,758,138 in excess of the $469,113 minimum net capital established by the Company. The Company's ratio of aggregate indebtedness to net capital was 0.9736 to 1 at December 31, 2003.

6.   **Related Party Transactions**

Insurance-related business is transacted through insurance agencies, which are wholly owned subsidiaries or affiliates, that remit all revenues (net of state taxes and fees) to the Company or VALIC Financial Advisors ("VFA"). The Company is responsible for commission payment of revenues that are distributed to it and all support functions for these insurance agencies. AGSI allocates a portion of the administrative expenses of the network. During 2003, the Company received $31,862 of expense reimbursements, which have been recorded as reimbursements of expense from affiliates in the Statement of Operations.

AGSI performs administrative services for its Parent and receives reimbursement for the expenses related to these services. During 2003, the Company received $2,996 expense reimbursements, which have been recorded as reimbursements of expense from affiliates in the Statement of Operations.

AGSI performs administrative services for certain affiliated companies and receives reimbursement for the expenses related to these services. AGSI allocates a portion of its Field Education and Review Team ("FERT") expenses to its affiliates. During 2003, the Company received $237,955 of reimbursements, which have been recorded as reimbursement of expense from affiliates in the Statement of Operations.

AGSI receives services from American General Life Companies, an affiliated shared services company, that in turn allocates a portion of the applicable departmental expenses to AGSI. Departmental expenses in the amount of $1,032,591 were allocated to AGSI during 2003.

Salaries and other employee benefits for AGSI employees, certain data processing expenses, and office rent are paid by AGL on behalf of AGSI. The Company recognized $4,886,696, $639,302 and $302,420 for salaries and employee benefits expense, data processing expenses and rent expense, respectively, during 2003.

At December 31, 2003, the Company had concessions receivable from affiliated product sponsors for the sales of proprietary products. During 2003, the Company earned concessions revenue and product sponsor revenue sharing for sale of proprietary products.

7. **Fixed Assets**

As of December 31, 2003, the Company's fixed assets balances were as follows:

		Estimated Useful Life
Furniture and fixtures	$ 299,150	3–10 years
Leasehold improvements	149,727	5 years
Capitalized software	144,641	1 year
Accumulated depreciation and amortization	(410,023)	
Net fixed assets	$ 183,495	

Depreciation and amortization expense on fixed assets was $94,425 for the year ended December 31, 2003.

8. **Disclosures About Guarantees**

The Company clears all of its securities transactions through the Clearing Brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to the right. During the 2003, the company did not have any losses related to these guarantees for which payments were made.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the Clearing Brokers and all counterparties with which it conducts business.

9. **Off Balance Sheet Risk and Concentration of Credit Risk**

Occasionally, the Company executes transactions involving the sale of securities, not yet purchased. Such transactions expose the Company to off balance sheet risk in the event the market value of securities sold short increases, subjecting the Company to trading losses. Management monitors the market value of these positions on a daily basis to control the risk associated with these sales.

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off balance sheet risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

Net capital
  Total stockholder's equity (from the consolidated statement of financial condition) $ 8,606,096
  Less

Nonallowable assets	
Deposits held by clearing broker, restricted	20,000
Concessions receivable from product sponsors	50,811
Accounts receivable from representatives	505,813
Accounts receivable from affiliates	214,042
Fixed assets, leasehold improvements and capitalized software	183,495
Prepaid expenses and other assets	170,753
Total nonallowable assets	1,144,914
Haircut on securities positions	233,931
Net capital	$ 7,227,251

Aggregate indebtedness

Items included on statement of financial condition	
Commissions payable	$ 4,158,528
Payable to Parent and affiliates, net	1,778,517
Accrued expenses and other liabilities	768,035
Income taxes payable	331,614
Total aggregate indebtedness	$ 7,036,694

Computation of basic net capital requirement

Minimum net capital required	$ 469,113
Excess net capital	$ 6,758,138
Ratio: Aggregate indebtedness to net capital	0.9736

The Company filed an amended Form X-17A-5 Part IIA filing on February 25, 2004 to adjust for certain items identified after the filing of the original Form X-17A-5 Part IIA filing on January 27, 2004. The Company does not consider these adjustments to be material. A reconciliation of net capital as originally reported to the amount per the amended Form X-17A-5 Part IIA is provided below:

Net capital, as reported in the Company's Part II (unaudited)	
FOCUS Report dated January 27, 2004	$ 7,295,594
Additional nonallowable assets	(99,066)
Audit adjustments to correct commissions revenue and expense	30,723
Net capital, as reported with Company's amended Part II (unaudited)	
FOCUS Report	$ 7,227,251

American General Securities Incorporated
**Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003**   **Schedule II**

The Company is exempt from reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

American General Securities Incorporated
Information for Possession or Control Requirements Pursuant
to SEC Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003   **Schedule III**

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3.



PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Supplementary Report of Independent Auditors on Internal Control
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Stockholder of
American General Securities Incorporated and Subsidiaries

In planning and performing our audit of the consolidated financial statements and supplemental schedules of American General Securities Incorporated (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2004